Ensco plc 6 Chesterfield Gardens London, England WIJ 5BQ www.enscoplc.com

August 16, 2017

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C.  20549-4628

Attn:  H. Roger Schwall

Office of Natural Resources

Division of Corporate Finance

Re:   Ensco plc
Registration Statement on Form S-4
File No. 333-218808

Ladies and Gentlemen:

Ensco plc (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 4:00 P.M., Washington, D.C. time, on August 18, 2017, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENSCO PLC

By:	/s/ Michael T. McGuinty
Michael T. McGuinty
Senior Vice President, General Counsel and Secretary

Cc:                             Jonathan H. Baksht, Senior Vice President and Chief Financial Officer, Ensco plc

Sean T. Wheeler, Latham & Watkins LLP

Debbie P. Yee, Latham & Watkins LLP

Mark Smith, Senior Vice President and Chief Financial Officer, Atwood Oceanics, Inc.

Drew Baker, Senior Vice President, General Counsel and Corporate Secretary

Tull R. Florey, Gibson, Dunn & Crutcher LLP